EXHIBIT 99.1

Bright Minds Biosciences to Present at the 20th International Meeting of the International Society for Serotonin Research

— Presentation entitled "BMB-101: A selective 5-HT2C agonist in clinical trials with therapeutic utility" —

— First-in-human Phase 1 trial for lead program, BMB-101, is underway in Australia —

VANCOUVER, British Columbia, April 10, 2023 (GLOBE NEWSWIRE) -- Bright Minds Biosciences Inc. (CSE:DRUG) (NASDAQ:DRUG) (“Bright Minds” or the “Company”), a biotechnology company focused on developing novel drugs for the targeted treatment of neuropsychiatric disorders, epilepsy, and pain, today announced that Alex Vasilkevich, Bright Minds’ Scientific Officer, will present at the 20th International Meeting of the International Society for Serotonin Research (ISSR). The ISSR, a nonprofit founded in 1987, is a professional association for biomedical scientists interested in research involving the neurotransmitter serotonin (5-hydroxytryptamine).

Mr. Vasilkevich’s presentation, entitled “BMB-101: A selective 5-HT2C agonist in clinical trials with therapeutic utility,” is part of the “Novel class of 5-HT2C agonists with therapeutic promise and novel signaling mechanisms” program, chaired by John McCorvy, PhD, Senior Advisor to Bright Minds.

“We are pleased to participate in this important conference and to share the progress of BMB-101 with other dedicated scientists studying serotonin. This is an exciting opportunity to engage with thought leaders in this space and to build awareness of our approach to the potential treatment of multiple mental health disorders that stem from dysfunction in the serotonin system. Compared to Lorcaserin, BMB-101 exhibits strong Gq signaling coupled with minimal beta-arrestin recruitment. Bright Minds is committed to advancing its clinical programs with the hope of changing the treatment paradigm for mental health disorders,” stated Alex Vasilkevich, Scientific Officer at Bright Minds.

BMB-101 is a highly selective and potent 5-HT2C agonist that has entered first-in-human Phase I clinical evaluation. The trial is being conducted in Adelaide, Australia, by CMAX Clinical Research, a clinical trial center specializing in a range of early-phase trials and first-in-human studies. It is a three-part study to evaluate the safety, tolerability, pharmacokinetic (PK), and food effect in healthy volunteers. BMB-101 has demonstrated compelling activity in a host of in vitro and in vivo non-clinical tests.

About BMB-101

BMB-101, a 5-HT2C selective and biased agonist, has demonstrated compelling activity in a host of in vitro and in vivo non-clinical tests. Compared to Lorcaserin, BMB-101 exhibits strong Gq signaling coupled with minimal beta-arrestin recruitment. Mechanistically, Serotonin (5-Hydroxytryptamine, 5-HT) is a monoamine neurotransmitter widely expressed in the central nervous system, and drugs modulating 5-HT have made a major impact in mental health disorders. Central 5-HT systems have long been associated with the control of ingestive behaviors and the modulation of the behavioral effects of psychostimulants, opioids, alcohol and nicotine. Results of clinical trials and animal studies indicate that 5-HT2C receptor agonists may have therapeutic potential in the treatment of addiction by decreasing the intake of opioids as well as impulsive behavior that can escalate compulsive drug use.

5-HT2C receptors are considered to be involved in epileptiform activity and its activation is thought to have anticonvulsant properties. In well-established and predictive animal models, BMB-101 demonstrated a significant reduction in both the number and intensity of epileptic seizures and is a promising candidate for the treatment of Dravet Syndrome and other forms of epilepsies. BMB-101 is currently being evaluated in a Phase I trial (NCT 05397041) designed to assess the compound's safety, tolerability, pharmacokinetics, and food effect in healthy volunteers.

About Bright Minds

Bright Minds is focused on developing novel transformative treatments for neuropsychiatric disorders, epilepsy, and pain. Bright Minds has a portfolio of next-generation serotonin agonists designed to target neurocircuit abnormalities that are responsible for difficult to treat disorders such as resistant epilepsy, treatment resistant depression, PTSD, and pain. The Company leverages its world-class scientific and drug development expertise to bring forward the next generation of safe and efficacious drugs. Bright Minds’ drugs have been designed to potentially retain the powerful therapeutic aspects of psychedelic and other serotonergic compounds, while minimizing the side effects, thereby creating superior drugs to first-generation compounds, such as psilocybin.

Investor Contacts:
Lisa Wilson
E: lwilson@insitecony.com
T: 917-543-9932

Ian McDonald
CEO and Director
E: ian@brightmindsbio.com
T: 917-543-9932

This news release includes certain statements that may be deemed “forward-looking statements.” All statements in this new release, other than statements of historical facts, that address events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential,” and similar expressions, or that events or conditions “will,” “would,” “may,” “could,” or “should” occur. Forward-looking information in this news release includes statements related to the continuation of three phases of clinical trials related to BMB-101, and the Company’s attendance at the International Meeting of the International Society for Serotonin Research. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing, results of clinical trials with respect to each of BMB-101 and BMB-202, regulatory conditions with respect to in-human drug trials, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.